

Mail Stop 3561

May 9, 2008

Mr. James H. Miller
Chairman, President and Chief Executive Officer
PPL Corporation
PPL Energy Supply, LLC
Two North Ninth Street
Allentown, PA 18101-1179

      RE: PPL Corporation
            File No. 1-11459
            PPL Energy Supply, LLC
            File No. 1-32944
            Form 10-K for Fiscal Year Ended December 31, 2007
            Filed February 29, 2008
            Form 10-Q for Fiscal Quarter Ended March 31, 2008
            Filed May 2, 2008

Dear Mr. Miller:

      We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2007

Cover Page

1. Our records show that the File Number of PPL Energy Supply, LLC is 1-32944 rather than 333-74794 that appears on the cover page. Please revise in future filings.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Domestic Gross Energy Margins

2. You disclose changes in domestic gross energy margins by region for PPL Corporation and PPL Energy Supply. Yet, you do not disclose domestic gross energy margins by region for each year presented or provide reconciliations of the non-GAAP financial measures with the most directly comparable financial measures calculated and presented in accordance with GAAP or the other information required by Item 10(e)(1)(i) of Regulation S-K. Please revise future filings to disclose domestic gross energy margins by region for each year presented, provide reconciliations of the non-GAAP financial measures with the most directly comparable financial measures calculated and presented in accordance with GAAP and include the disclosures required by paragraphs (C) and (D) of Item 10(e)(1)(i) of Regulation S-K or otherwise advise.

Item 8. Financial Statements and Supplementary Data

Combined Notes to Consolidated Financial Statements
Note 8. Credit Arrangements and Financing Activities
Distributions, Capital Contributions and Related Restrictions

3. In future filings please disclose the amount of retained earnings or net income of PPL Corporation and PPL Energy Supply restricted or free of restriction as required by Rule 4-08(e)(1) of Regulation S-X. Also, please tell us the amounts of restricted net assets of PPL Corporation and PPL Energy Supply as defined in Rule 4-08(e)(3) of Regulation S-X as of the end of most recently completed year and how you compute the amounts. In doing so, please describe the restrictions which limit the payment of dividends by PPL Electric pursuant to the provisions of the Federal Power Act. In addition, if restricted net assets of PPL Corporation and PPL Energy Supply exceed 25 percent of their consolidated net assets please provide the disclosures required by paragraphs 3(i) and (ii) of Rule 4-08(e) of Regulation S-X and file Schedule I prescribed by Rule 12-04 of Regulation S-X as required by Rule 5-04 of Regulation S-X.

Mr. James H. Miller
PPL Corporation
PPL Energy Supply, LLC
May 9, 2008
Page 3

Exhibits 12(a) and 12(b)

4.   In future filings please revise your presentations/computations of earnings to
        comply with Instruction 1(C) of Item 503(d) of Regulation S-K. For example, the
        computation should begin with pretax income from continuing operations before
        adjustment for minority interests or income or loss from equity investees and
        include each of the additions and subtractions set forth in the instruction to the
        extent applicable.

Form 10-Q for Quarterly Period Ended March 31, 2008

5.   Please address the above comments in future filings on Form 10-Q to the extent
        applicable.

Exhibits 31(c) and 31(d)

6.   We note that the introduction to paragraph 4 of the certifications of the certifying
        individuals does not include the reference to internal control over financial
        reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) as required
        by Item 601(b)(31) of Regulation S-K. Please revise. An abbreviated amendment
        is permitted that consists of a cover page, explanatory note, signature page and
        paragraphs 1, 2, 4 and 5 of the certifications.

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your responses
to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings to be certain that the filings include all information required
under the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

Mr. James H. Miller
PPL Corporation
PPL Energy Supply, LLC
May 9, 2008
Page 4

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

If you have any questions regarding these comments, please direct them to Adam Phippen, Staff Accountant, at (202) 551-3336. In his absence, please direct your questions to me at (202) 551-3344.

Sincerely,

William Thompson
Branch Chief